Filed by Ecolab lnc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Filer: Ecolab lnc.

Subject Company: Apergy Corporation

SEC File No.: 001-38441

1 Ecolab Place St. Paul MN 55102 USA

Planned merger between Upstream Energy and Apergy: Q&A

1.  What are we announcing?

On Dec. 19, 2019, we announced that once our Upstream Energy business, ChampionX, completes its spin-off from Ecolab, it will immediately merge with Apergy, a leading oilfield technology public company, also based in the Houston, Texas, area. The merger of ChampionX and Apergy will create a $3.5 billion market leader offering artificial lift, automation and chemical solutions across the life cycle of oil and gas drilling and production. We anticipate that this process will be completed by the end of the second quarter 2020.

2.  Who is Apergy?

Apergy is a $1.2 billion public company headquartered in The Woodlands, Texas, which is a suburb of Houston. Apergy was created in May 2018 through a spin-off from Dover corporation. It offers production and automation technologies and drilling technologies to more than 2,000 customers globally, with about 80% of its revenue in the U.S.

3. Why does it make sense to combine these businesses?

The combination results in a larger, stronger company that will be the global leader in upstream production-related activity, with differentiated products and services, better positioned for long-term growth than either company would be alone.

The two organizations share similar cultures and an outstanding commitment to delivering value for customers in the oil and gas industry.

•                  Apergy will be able to accelerate its global growth through ChampionX’s larger worldwide footprint.

•                  ChampionX can leverage Apergy’s robust and mature digital suite to accelerate its digital offerings.

•                  ChampionX will be able to benefit from Apergy’s public company expertise and infrastructure, eliminating the work that would have been required for ChampionX to become a stand-alone publicly traded company.

•                  The combined company will have increased cross-selling opportunities and greater financial strength, which brings more ability to invest and expand.

•                  Both companies benefit from combining their strong management teams.

•                  Both benefit from being part of a company with a diversified portfolio that is better able to manage through economic cycles.

4. What are the benefits of this merger for customers, associates and shareholders?

There are significant advantages for customers, associates and shareholders:

•                  Customers: The larger combined organization will offer the oil and gas industry’s most respected and focused production technology portfolio with increased geographic reach, well positioned to develop the next generation of digital technology to drive value for customers.

•                  Associates: Employees of both organizations will have more opportunity at a larger, more diversified company that is focused on oil and gas production. The combined company can share best practices and benefit from economies of scale that will enable increased investment in new products and services and employee development.

ecolab.com

•                  Shareholders: The merger is expected to deliver more value for shareholders, creating a new combined company that is worth more than the two separate companies. ChampionX will be able to leverage Apergy’s public company expertise and infrastructure, eliminating the work that would have been required for ChampionX to become a stand-alone publicly traded company. Shareholders will benefit from owning a company with a diversified portfolio, expanded growth potential and the ability to better thrive through economic cycles. Additionally, the financial method used to bring the companies together, the Reverse Morris Trust, does not create a taxable event for the companies, or for U.S. shareholders. While this merger is primarily driven by growth, we anticipate annualized cost synergies of approximately $75 million, to be achieved by the end of the second year after the transaction.

5. What is a Reverse Morris Trust?

A Reverse Morris Trust (RMT) is a transaction where a company (Ecolab) distributes a business (ChampionX) to its shareholders in a tax-free spin-off. The spun-off business is then immediately merged with another company (Apergy) in a tax-free, all-stock transaction, with the shareholders of the just-spun business (Ecolab shareholders) receiving a majority of the stock of the combined company (new Apergy). As a result, after the transaction, Ecolab shareholders end up with two securities — Ecolab shares and new Apergy shares. The transaction is tax free in the U.S. for Ecolab and its shareholders.

6. Why are we doing this now?

There is a unique opportunity at the time we spin off Upstream for ChampionX to merge with another organization without creating a taxable event for the companies or for U.S. shareholders, which is called a Reverse Morris Trust. We wanted to take advantage of this opportunity to create an even stronger stand-alone entity that also creates more value for our shareholders.

7. How big will the combined company be?

Following the merger, the combined organization is expected to be a $3.5 billion public company with more than 8,000 employees worldwide.

8.  Do we have common customers?  Who are they?

Yes, Apergy and ChampionX share many customers across the reservoir and production businesses, including national oil companies and global exploration and production companies. Shared customers include Halliburton, Schlumberger, Baker Hughes, Pioneer Natural Resources, Ecopetrol, QGC (Qatar), PDO Oman and Callon Petroleum. The combined company will have great opportunities for cross-selling and growing its customer base in the upstream oil and gas industry.

9. What should we tell customers?

Use the customer talking points and materials that have been developed to consistently communicate to customers. Focus on how the merger will enhance our ability to provide them with exceptional products and service and assure them that there will be no changes to their current relationships with us — same representative, same products and services and same dedication to serving them.

This planned merger will provide us with more scale, capabilities and opportunities to serve customers. The activities they have been asked to undertake to support the spin-off process — such as changes to bank account details, invoice payment processes and other elements — should continue.

10. What are the digital opportunities as these organizations come together?

ChampionX and Apergy have made significant investments in their commercial digital offering over the past several years. Apergy has a robust and mature digital offering that includes remote wellsite monitoring and control, sensors and chemical injection. We have a tremendous opportunity to leverage our combined strengths to establish the premier digital offering in the market.

11. What are the synergy expectations from the spin-off and merger?

This merger is primarily driven by growth. The combined organization has a great opportunity to accelerate growth by leveraging ChampionX’s worldwide footprint and offering a more diversified business mix and product portfolio with the oil and gas industry.

In our press release, we announced expectations for annualized cost synergies of approximately $75 million, to be achieved by the end of the second year after the transaction. A major portion of that will come from not incurring public company costs for ChampionX. We also anticipate some efficiencies in supply chain procurement, and some reduction in sales, general and administrative expense (SG&A).

12. Will there be job losses or positions eliminated as part of this merger?

We expect there will be some synergies, much of which will come from not standing up the previously planned ChampionX public company support structure. However, the vast majority of ChampionX and Apergy employees should benefit favorably from the opportunities provided by business growth, improved financial performance and career growth in the new organization

13. What happens to the PMO work to stand up Upstream as a stand-alone company?

Our Upstream business must be a separate entity for the merger to proceed, so operational separation work will continue as planned with the same deadlines. There will be no significant changes for the PMO and associates working on the operational separation.

14. What happens to the intercompany agreements we are establishing?

Ecolab and the newly merged company will honor the intercompany agreements that have been established to support the Upstream and Downstream businesses. These agreements will ensure that key services, like cross supply, IT support and other processes, are appropriately supported following the spin-off and merger.

15. Will we lose empowerment, autonomy and decision-making by becoming part of a larger organization?

ChampionX will continue to be led by the existing management team, including Deric Bryant, who will be COO of the combined company. We decided to spin-off our Upstream business because we believed that it would be able to grow faster by making better investments and decisions within the dynamics of the part of the energy sector that it serves. By merging with Apergy, ChampionX will be even better positioned to win in the upstream oil and gas market because it will be part of a larger organization that also is focused on serving those customers. ChampionX will represent about two-thirds of the merged company’s total revenue, so it will play a substantial role in decisions to drive growth.

17. Who will lead the combined company? Will the ChampionX leadership team play a role in running the new company?

The new company will have an exceptional management team. The talents and skills of the combined team members will ensure a continued strong focus on culture and employee engagement.

Soma Somasundaram, Apergy’s president and CEO, will lead the combined organization. He has public company leadership experience, which includes leading Apergy for the past 18 months following its spin-off from Dover. Jay Nutt will serve as chief financial officer, and Deric Bryant will serve as chief operating officer, continuing to lead the ChampionX business, and leading integration. The Apergy and Upstream leadership teams are working together to define the rest of the leadership team for the combined organization. We expect to announce the new company’s leadership team in 2020 prior to the completion of the transaction.

18.  When does the integration work begin and who will do it?

Our priority is completing our work to set up ChampionX as a stand-alone entity. Once that work is complete, an integration team will be formed consisting of ChampionX and Apergy associates.

Until the transaction is finalized, both ChampionX and Apergy must continue to act as separate and independent organizations:

•                  ChampionX and Apergy associates may not speak to customers or prospects together.

•                  ChampionX and Apergy associates may not discuss competitive plans, contract negotiations, or bid for business together prior to close.

•                  ChampionX and Apergy may not exchange confidential, sensitive information such as prices, discounts, or other terms offered to customers.

19.  What should I do to prepare for this merger?

You will receive more communications about this process over the next few months; in the meantime, your day-to-day work does not change. It’s important to stay focused on working safely, delivering for our customers, and supporting our growth and business plans.

20. Will my job or work location change as a result of this announcement?

In general, there will be no changes to your job title, duties or responsibilities as a result of this announcement. In nearly all cases, your role will continue as it is today with no change in your assigned work location.

21.  Will my pay, incentive or benefits plans change in the merged company?

For ChampionX associates, base pay, bonus targets and allowances will remain the same in 2020. The new company will have a longer-term opportunity to work on competitive benefits plans going forward.

22. Where will the new company’s headquarters be?

Apergy’s headquarters are in The Woodlands, Texas. ChampionX will continue to be based in Sugar Land, Texas.

23. Are the Upstream and Apergy cultures similar?

Since its spin-off about 18 months ago, Apergy has developed a strong culture of focus on safety, customers, people, innovation and entrepreneurial spirit — all of which are aligned with our culture.

24. What does this mean for people who own Ecolab stock?

On Day One of the merger, Ecolab shareholders will receive shares in the new combined company. Existing Ecolab shareholders will own approximately 62% of the combined company on a fully diluted basis, with existing stockholders of Apergy owning approximately 38% of the combined company on a fully diluted basis.

Ecolab shareholders will receive shares of the newly combined company stock based on the number of Ecolab shares they already own. This means they will hold shares in both companies on day one of the merger.

The transaction will be tax-free to U.S. shareholders for U.S. federal income tax purposes. Completion of the transaction is subject to certain customary conditions, including U.S. Securities and Exchange Commission filings and final approval by Apergy shareholder vote.

CAUTIONARY NOTES ON FORWARD LOOKING STATEMENTS

This communication includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Apergy Corporation (“Apergy”), ChampionX Holding Inc. (“ChampionX”) and Ecolab Inc. (“Ecolab”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic benefits, the tax consequences of the proposed transaction, and the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements.

These forward-looking statements are based on Apergy, ChampionX and Ecolab’s current expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from Apergy, ChampionX and Ecolab’s current expectations. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Apergy may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by Apergy, ChampionX or Ecolab, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Apergy and ChampionX, or at all; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions; (13) actions by third parties, including government agencies; and (14) other risk factors detailed from time to time in Apergy and Ecolab’s reports filed with the SEC, including Apergy and Ecolab’s annual report on Form 10-K, quarterly reports on  Form 10-Q, current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. None of Apergy, ChampionX or Ecolab undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, Apergy and ChampionX intend to file registration statements with the SEC. Apergy will also file a proxy statement. Ecolab stockholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents when they become available, and Apergy stockholders are urged to read the proxy statement and any other relevant documents when they become available, because they will contain important information about Apergy, ChampionX, Ecolab and the proposed transactions. The proxy statement, prospectus and/or information statement and other documents relating to the proposed transactions (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. The proxy statement, prospectus and/or information statement and other documents (when they are available) can also be obtained free of charge from Ecolab upon written request to Ecolab Inc., Attn: Investor Relations, 1 Ecolab Place, St. Paul, MN 55102, or by e-mailing investor.info@ecolab.com, or upon written request to Apergy, Investor Relations, 2445 Technology Forest Boulevard, The Woodlands, Texas 77381, or by e-mailing david.skipper@apergy.com.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of Apergy. However, Apergy, Ecolab and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Apergy in connection with the proposed transaction under the rules of the SEC. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Apergy in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Ecolab may be found in its Annual Report on Form 10-K filed with the SEC on March 1, 2019, and its definitive proxy statement relating to its 2019 Annual Meeting of Shareholders filed with the SEC on March 15, 2019. Information about the directors and executive officers of Apergy may be found in its Annual Report on Form 10-K filed with the SEC on February 27, 2019, and its definitive proxy statement relating to its 2019 Annual Meeting of Stockholders filed with the SEC on March 25, 2019.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.